Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Transgenomic, Inc. for the registration of 3,318,048 shares of its common stock and to the incorporation by reference therein of our report dated April 15, 2015, with respect to the consolidated balance sheets of Transgenomic, Inc. and Subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2014 included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Hartford, Connecticut

July 22, 2015